Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in the registration statement on Form S-4 of Cartesian Growth Corporation of our report dated July 31, 2021, with respect to the consolidated statements of financial condition of Tiedemann Wealth Management Holdings, LLC and Subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, changes in members’ capital, and cash flows for the years then ended, and the related notes, included herein and to the reference to our firm in the second paragraph under the heading “Experts” in the proxy statement/prospectus.

/S/ KPMG LLP
KPMG LLP

Philadelphia, Pennsylvania

February 11, 2022